SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Allscripts Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01988P108
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2013
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 2 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 3 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 4 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,745,884 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,745,884 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,745,884 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 5 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,745,884 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,745,884 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,745,884 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 6 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 7 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Long Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 254,116 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,116 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 254,116 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 8 of 19 Page

1	NAME OF REPORTING PERSON HealthCor Long Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 254,116 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,116 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 254,116 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.10%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 9 of 19 Page

1	NAME OF REPORTING PERSON Arthur Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 10 of 19 Page

1	NAME OF REPORTING PERSON Joseph Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 11 of 19 Page

This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D filed by the Reporting Persons on May 16, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on May 22, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on June 1, 2012 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on June 22, 2012 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on December 21, 2012 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on July 26, 2013 ("Amendment No. 5" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 2, 3, 5 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

Paragraphs (a) and (c) of Item 2 of this Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	HealthCor Management, L.P., a Delaware limited partnership (“HealthCor”);
(ii)	HeathCor Associates, LLC, a Delaware limited liability company (“Associates”);
(iii)	HealthCor Offshore Master Fund, L.P., a Cayman Islands limited partnership (“Offshore Fund”);
(iv)	HealthCor Offshore GP, LLC, a Delaware limited liability company (“Offshore GP”);
(v)	HealthCor Group, LLC, a Delaware limited liability company (“Group”);
(vi)	HealthCor Long Offshore Master Fund, L.P., a Delaware limited partnership (“Long Fund” and together with Offshore Fund, the “Funds”);
(vii)	HealthCor Long Master GP, LLC, a Delaware limited liability company (“Long GP”);
(viii)	Mr. Arthur Cohen, a managing member of Associates; and
(ix)	Mr. Joseph Healey, a managing member of Associates.

(c) Offshore Fund is a private investment partnership.  Offshore GP serves as the general partner of Offshore Fund and Group serves as the general partner of Offshore GP.   Long Fund is a private investment partnership.  Long GP serves as the general partner of Long Fund and Group is the general

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 12 of 19 Page

partner of Long GP.  HealthCor serves as investment manager to the Funds and Associates serves as the general partner of HealthCor. The principal occupation of each of Messrs. Cohen and Healey is portfolio manager.  Each is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 10,000,000 shares of Common Stock reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $110,374,385.54 (including commissions). Such shares of Common Stock were acquired with cash provided by the Funds, consisting of capital contributions from investors in the Funds and the capital appreciation thereon.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) – (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a)—(b) The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 178,456,017 shares of Common Stock outstanding as of October 31, 2013, as reported in the Issuer's quarterly report on Form 10-Q filed on November 12, 2013. At the close of business on December 13, 2013, the Reporting Persons may be deemed to collectively beneficially own 10,000,000 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding.

(i)	HealthCor:
	(a)	As of the date hereof, HealthCor may be deemed the beneficial owner of 10,000,000 shares of Common Stock.
Percentage: Approximately 5.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,000,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,000,000 shares of Common Stock

(ii)	Associates:
	(a)	As of the date hereof, Associates may be deemed the beneficial owner of 10,000,000 shares of Common Stock.
Percentage: Approximately 5.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,000,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,000,000 shares of Common Stock

(iii)	Offshore Fund:
	(a)	As of the date hereof, Offshore Fund may be deemed the beneficial owner of 9,745,884 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 9,745,884 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 9,745,884 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 13 of 19 Page

(iv)	Offshore GP:
	(a)	As of the date hereof, Offshore GP may be deemed the beneficial owner of 9,745,884 shares of Common Stock.
Percentage: Approximately 5.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 9,745,884 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 9,745,884 shares of Common Stock

(v)	Group:
	(a)	As of the date hereof, Group may be deemed the beneficial owner of 10,000,000 shares of Common Stock.
Percentage: Approximately 5.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,000,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,000,000 shares of Common Stock

(vi)	Long Fund:
	(a)	As of the date hereof, Long Fund may be deemed the beneficial owner of 254,116 shares of Common Stock.
Percentage: Approximately 0.10% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 254,116 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 254,116 shares of Common Stock

(vii)	Long GP:
	(a)	As of the date hereof, Long GP may be deemed the beneficial owner of 254,116 shares of Common Stock.
Percentage: Approximately 0.10% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 254,116 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 254,116 shares of Common Stock

(viii)	Mr. Cohen:
	(a)	As of the date hereof, Mr. Cohen may be deemed the beneficial owner of 10,000,000 shares of Common Stock.
Percentage: Approximately 5.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,000,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,000,000 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 14 of 19 Page

(ix)	Mr. Healey:
	(a)	As of the date hereof, Mr. Healey may be deemed the beneficial owner of 10,000,000 shares of Common Stock.
Percentage: Approximately 5.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,000,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,000,000 shares of Common Stock

 The Funds are the beneficial owners of the shares of Common Stock reported herein.

As the general partner of Offshore Fund, Offshore GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Offshore Fund. As the general partner of Long Fund, Long GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Long Fund.

As the investment manager of the Funds, HealthCor and its general partner, Associates, may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Funds.

As managers of Associates, Messrs. Cohen and Healey have both voting and investment power with respect to the shares of Common Stock beneficially owned by the Funds, and therefore may also be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by the Funds.

(c) Information concerning transactions in shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed in Exhibit A hereto were effected in the open market on the NASDAQ Global Select Market through various brokerage entities.

 (e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit A:	Transactions in the Common Stock during the past 60 days.
Exhibit B:	Joint Acquisition Statement, dated as of December 13, 2013.

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 15 of 19 Page

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2013

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR LONG MASTER GP, LLC, for itself and as general partner on behalf of HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 16 of 19 Page

HEALTHCOR GROUP, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

ARTHUR COHEN, Individually

By:	/s/ Arthur Cohen
Name:	Arthur Cohen

JOSEPH HEALEY, Individually

By:	/s/ Joseph Healey
Name:	Joseph Healey

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 17 of 19 Page

EXHIBIT A

Transactions in the Common Stock During the Past 60 Days

The following table sets forth all transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions. Amounts reported in the “Price” column reflect the actual price for the shares of Common Stock were purchased or sold.

Offshore Fund

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
11/7/2013	22,905	15.2396
12/11/2013	(1,022,905)	14.8803

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 18 of 19 Page

EXHIBIT B

JOINT ACQUISITION STATEMENT PURSUANT TO RULE

13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 13, 2013

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 19 of 19 Page

HEALTHCOR LONG MASTER GP, LLC, for itself and as general partner on behalf of HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

ARTHUR COHEN, Individually

By:	/s/ Arthur Cohen
Name:	Arthur Cohen

JOSEPH HEALEY, Individually

By:	/s/ Joseph Healey
Name:	Joseph Healey